                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-52109

                  PROSPECTUS SUPPLEMENT DATED AUGUST 11, 1998
                       TO PROSPECTUS DATED JULY 22, 1998

                                     [LOGO]

    Natrol, Inc. (the "Company" or "Natrol") calls your attention to the following press release which was released by the Company on August 10, 1998:

    NATROL POSTS RECORD QUARTER

    DOUBLING SALES VERSUS 1997

    CHATSWORTH, Calif.--(BUSINESS WIRE)--Aug. 10, 1998--Natrol Inc. (NASDAQ:
    NTOL-- news) a manufacturer and distributor of nationally branded dietary supplements, today announced sales and earnings results for the three and six months ending June 30, 1998.

    Net sales for the quarter ending June 30, 1998 reached record levels increasing 98.9%, or $8.1 million, to $16.3 million for the three months ended June 30, 1998 from $8.2 million for the three months ended June, 1997.

    The Company noted that of the $8.1 million increase, $2.6 million, or 32.1%, was attributable to net sales of Pure-Gar, acquired in February 1998, with the remainder due to increases in net sales of the Company's other dietary supplement products. A combination of new product introductions, increases of existing product sales and increased penetration in the Company's traditional channels of distribution contributed to the Company's net sales growth.

    Net sales increased 62.5%, or $11.3 million, to $29.4 million for the six months ended June 30, 1998 from $18.1 million for the six months ended June 30, 1997. Of the $11.3 million increase, $3.8 million, or 33.6%, was attributable to net sales of Pure-Gar.

    Net income after taxes for the quarter ending June 30 grew 470% in the quarter from $277,000 or $0.03 per fully diluted share to $1.6 million or $0.15 per fully diluted share. For the six months period ending June 30, 1998 profits reached 2.8 million from $1.1 million in 1997, producing fully diluted earnings per share of $0.26 versus $0.11 in 1997.

    Natrol manufactures and markets branded, high-quality dietary supplements. The Company sells its products under the Natrol brand name through multiple distribution channels throughout the United States, including domestic health food stores and mass market drug, retail and grocery store chains. In July, the Company completed an initial public offering and its stock is traded on the NASDAQ.

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
                       CONSOLIDATED STATEMENTS OF INCOME

               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                  ------------------------------  ------------------------------
                                                       1997            1998            1997            1998
                                                  --------------  --------------  --------------  --------------

                                                           (UNAUDITED)                     (UNAUDITED)
Net sales.......................................  $        8,191  $       16,290  $       18,100  $       29,407
Cost of goods sold..............................           3,815           7,933           8,290          14,254
                                                  --------------  --------------  --------------  --------------
  Gross Profit..................................           4,376           8,357           9,810          15,153
                                                  --------------  --------------  --------------  --------------
Selling and marketing expenses..................           2,825           4,254           5,815           7,731
General and administrative expenses.............           1,046           1,272           2,101           2,503
                                                  --------------  --------------  --------------  --------------
  Total operating expenses......................           3,871           5,526           7,916          10,234
                                                  --------------  --------------  --------------  --------------
Operating income................................             505           2,831           1,894           4,919
Interest income.................................              --              22              --              43
Interest expense................................             (41)           (222)            (76)           (375)
                                                  --------------  --------------  --------------  --------------
Income before income tax provision..............             464           2,631           1,818           4,587
Income tax provision............................             187           1,052             731           1,834
                                                  --------------  --------------  --------------  --------------
Net income......................................  $          277  $        1,579  $        1,087  $        2,753
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------
Basic earnings per share........................  $         0.04  $         0.22  $         0.15  $         0.39
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------
Diluted earnings per share......................  $         0.03  $         0.15  $         0.11  $         0.26
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------
Weighted average shares outstanding-- basic.....       7,100,000       7,100,000       7,100,000       7,100,000
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------
Weighted average shares outstanding-- diluted...      10,261,538      10,619,120      10,261,538      10,562,163
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------

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